July 6, 2015

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation) Registration Statement on Form S-1 Filed June 9, 2015 File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated June 26, 2015 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation)(the “Company”) regarding the Registration Statement on Form S-1, filed by the Company on June 9, 2015.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-1.

Our history and proposed acquisitions, page 6

1.	We note your response to prior comment 1. Please revise your disclosure to clarify that, except as otherwise indicated, the subsidiaries identified in the chart are wholly-owned. In addition, please add footnote disclosure to include the information in the second and third sentences of your response.

RESPONSE: We have revised disclosure as suggested and have disclosed in the footnote the entity which owns more than 10% of the shares of ETL.

Certain Relationships and Related Party Transactions, page 64

2.	Please revise this section, where appropriate, to include the supplemental information contained in your response to prior comment 14.

RESPONSE: We have revised this section to add that Mr. Alex Kuo is the father of Ms. Tiffany Kuo, one of our directors.

Articles of Incorporation Provisions Regarding Attorney’s Fees, page 68

3.	We note your response to prior comment 6. Your response appears to suggest that a stockholder would not be prohibited from bringing suit to determine the fee rates to which his counsel would be entitled “because such an action would not constitute an action alleging wrongdoing for which the company would be liable.” However, the revised disclosure does not indicate whether in the absence of a fee agreement between the company and the stockholder, the stockholder would be required to bring a suit to determine fees, the consequences of the stockholder failing to bring a suit to determine fees and/or whether the company itself might also bring suit to determine fees. Please revise to provide further clarity regarding the rights and obligations of the company and the stockholder if an agreement regarding “reasonable fees” cannot be reached between the stockholder and you prior to commencement of a litigation proceeding.

RESPONSE: We will be amending the Articles of Incorporation to remove the provisions regarding attorneys’ fees.

4.	We note the statutory provision provided in response to prior comment 7. However, we re-issue the comment and request that you provide expanded legal analysis Specifically, please tell us whether the legality of the “reasonable fees” provision (or similar provisions) under Nevada law has been previously considered by state or federal courts and the outcome, if any, of such proceedings. Your legal analysis should provide a detailed discussion of all relevant case law and statutory law.

RESPONSE: We will be amending the Articles of Incorporation to remove the provisions regarding attorneys’ fees.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer